NR09-25	September 9, 2009

International Tower Hill Announces Latest Drill Results

From Livengood Gold Project, Alaska

Highlights include
Core Zone:	15.4 metres @ 6.6 g/t gold at depth
Sunshine Zone:	8 of 9 new holes have cumulative thicknesses over 100 metres averaging above 1 g/t gold
Northeast Zone:	2 of 3 new holes have cumulative thicknesses over 100 metres averaging above 1 g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce assay results for 17 additional drill holes from the Livengood 2009 Summer drill program.  The results have expanded the Money Knob deposit on a number of fronts, including the Sunshine, East and Deep Core Zones.

At the Sunshine Zone, drilling has expanded the zone to the west (MK-RC-0224 with 64 metres @ 1.19 g/t gold), while demonstrating internal continuity of mineralization across the target area (Table 1).

The Northeast Zone is emerging as a highly significant area of mineralization immediately east of the Sunshine Zone.  Results from the latest three holes have returned thick intersection of mineralization with several intervals of +1 g/t gold in this new and expanding target area (Table 2).

Diamond drilling in the Core Zone has identified significant zones of high-grade mineralization and the most recent holes have intercepted a potential “feeder zone” at depth.  The feeder zone target will be a focus during future exploration drilling to define the extent of the deposit at depth (Table 3).

These latest results will be incorporated into a mid-season resource model scheduled to be released early in the fourth quarter of 2009.  The mid-season resource model will be the first to incorporate drill intercepts from the Sunshine Zone.  The main focus of the drilling for the remainder of the 2009 Summer program will be to continue the delineation and expansion of the Northeast and Sunshine zones and complete reconnaissance drilling in specific targets around the main deposit.  Results for a total of 17 holes are reported in this release (see Tables 1, 2, 3 & 4), and assays are pending for another 36 holes. The Company anticipates completing an additional 50-60 drill holes in the 2009 Summer drilling.

New Sunshine Zone Results

Two drill rigs have been dedicated to drilling off the Sunshine Zone.  The holes reported here are from the periphery of the zone and demonstrate that the full extent of the Sunshine Zone has not yet been delineated (Figure 1).  The key feature of the Sunshine Zone is that mineralization begins at the surface and extends to depths in excess of 250 metres (Figure 2; Table 1 - MK-RC-0226).  In this area the depth of oxidation extends to approximately 170 metres.

Table 1 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste.  Cumulative gram metres is sum of the grade thickness product for all intersections.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-09-39	144.8	162.2	17.4	0.96	112.96
includes	150.9	158.8	7.9	1.59
	173.9	188.5	14.7	0.97
	204.1	212.5	8.4	1.01
	256.0	260.6	4.6	0.94

MK-RC-0206	54.9	64.0	9.2	0.65	101.25
	77.7	120.4	42.7	0.67
	207.3	225.6	18.3	0.51
	291.1	295.7	4.6	0.90
	300.2	320.0	19.8	0.58
	353.6	361.2	7.6	1.28

MK-RC-0220	7.6	24.4	16.8	0.63	167.24
	35.1	56.4	21.3	0.50
	192.0	208.8	16.8	0.66
	239.3	292.6	53.3	0.99
includes	281.9	285.0	3.1	7.89
	298.7	359.7	61.0	0.69

MK-RC-0223	73.2	91.4	18.3	1.88	180.88
	189.0	199.6	10.7	1.27
	225.6	245.4	19.8	0.78
	251.5	338.3	86.9	0.62

MK-RC-0224	33.5	59.4	25.9	0.71	158.6
	140.2	158.5	18.3	0.58
	167.6	193.6	25.9	0.66
	198.1	205.7	7.6	1.11
	207.3	271.3	64.0	1.19

MK-RC-0226	4.6	9.1	4.6	2.96	173.12
	13.7	39.6	25.9	0.92
	44.2	85.3	41.1	0.85
includes	50.3	54.9	4.6	2.27
	91.4	140.2	48.8	0.50
	146.3	158.5	12.2	0.55
	181.4	193.6	12.2	0.54
	202.7	239.3	36.6	0.56
	245.4	295.7	50.3	0.58

MK-RC-0228	97.5	126.5	29.0	0.50	43.33

MK-RC-0229	76.2	106.7	30.5	0.62	114.15
	109.7	112.8	3.1	1.33
	117.4	149.4	32.0	0.96
includes	138.7	141.7	3.0	5.17
	157.0	237.7	80.8	0.74
includes	181.4	193.6	12.2	1.08

MK-RC-0231	21.3	102.1	80.8	0.86	110.59
includes	21.3	30.5	9.1	1.95
includes	47.2	62.5	15.2	1.35
	109.7	134.1	24.4	0.57
	202.7	211.8	9.2	0.73

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface so they are offset from the collar locations of the corresponding holes.

Figure 2 :   Section 429675 East illustrating the continuity of mineralization in the Sunshine Zone.

New Northeast Sector Results

Results from three new holes in the Northeast Sector delineate very broad zones of mineralization (123 metres in MK-RC-0202, 165 metres in MK-RC-0207 and 142 metres in MK-RC-0209, Table 2).  These holes are expanding on a north-easterly trending zone of mineralization previously defined by only four holes.  At present, the zone is at least 370 metres long and the width is not constrained.

Table 2 : Significant New Intercepts* from the Northeast Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-RC-0202	102.1	109.7	7.6	0.90	117.79
	118.9	132.6	13.7	0.66
	137.2	150.9	13.7	0.80
includes	140.2	143.3	3.0	2.30
	155.5	170.7	15.2	0.51
	176.8	187.5	10.7	1.20
	192.0	204.2	12.2	0.68
	208.8	237.7	29.0	0.61
	288.0	300.2	12.2	0.49
	338.3	344.4	6.1	1.83

MK-RC-0207	99.1	117.4	18.3	0.51	157.91
	128.0	140.2	12.2	0.81
	160.0	185.9	25.9	1.46
includes	161.5	166.1	4.6	1.83
	263.7	274.3	10.7	1.14
	280.4	320.0	39.6	0.86
includes	289.6	295.7	6.1	1.37
	361.2	397.8	36.6	0.67
includes	376.4	387.1	10.7	1.01

MK-RC-0209	0.0	36.6	36.6	0.45	85.33
	134.1	144.8	10.7	0.52
	221.0	268.2	47.2	0.64
includes	234.7	240.8	6.1	1.46
includes	257.6	265.2	7.6	0.85
	277.4	310.9	33.5	0.50

New Results from the Core Zone

Six diamond drill holes have tested the structural controls on high-grade mineralization, as well as extensions at depth, in the Core Zone.  Although drilling conditions have been difficult due to highly broken and altered ground, with several of the holes being lost, Hole MK-09-37 intersected 15.5 metres @ 6.55 g/t gold beneath the RC drilling in the Core Zone, confirming that high-grade mineralization extends at depth and opening up the possibility for further expansion of the system below the current resource model.

Table 3 : Significant New Intercepts* from the Core Zone.

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-09-37	151.8	156.7	4.9	1.80	226.58
	176.1	196.5	20.3	0.63
	207.6	222.3	14.7	1.02
	226.7	242.0	15.3	1.42
	297.2	301.4	4.3	0.99
	348.8	377.0	28.2	0.51
	432.4	447.8	15.4	6.55

New Results from the East Sector

Drilling in the East Sector has continued to expand the main zone of mineralization (MK-RC-201: 14 metres @ 2.5g/t gold and 18 metres @ 1.5g/t gold), and has begun to define the margin of this area of the deposit.  The current dimensions of the East Zone expansion of the deposit are 300 x 200 metres and it is anticipated that this zone of higher grade mineralization will contribute significantly to the overall resource estimate.

Table 4 : Significant New Assays from East Sector

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres	Area
MK-RC-0171	102.1	114.3	12.2	0.84	24.79	East
	213.4	219.5	6.1	0.55

MK-RC-0201	71.6	80.8	9.1	0.74	128.87	East
	112.8	118.9	6.1	1.88
	143.3	157.0	13.7	2.51
	164.6	184.4	19.8	0.93
	199.6	217.9	18.3	1.49
	240.8	253.0	12.2	0.64

MK-RC-0208	176.8	179.8	3.1	0.74	8.39	East

MK-RC-0210	no	significant	intersections			East

MK-RC-0212	198.1	201.2	3.0	2.70	26.54	East

New Resource Estimate

An assay cutoff will be made on the 19th of September and work will begin on the calculation of a new resource estimate for Money Knob. `This new resource estimate will include the new and expanding Sunshine, Northeast and East Zones of the deposit and should be completed in October.

Livengood Project Highlights

  Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes is a growing resource base.  The latest resource estimate (June 2009) of 145.76 Mt (indicated) at an average grade of 0.863 g/t gold (4.04 Moz) and 142.55 Mt (inferred) at an average grade of 0.79 g/t gold (3.6 Moz), both at a 0.5g/t gold cutoff, makes Livengood what the Company believes is one of the largest new gold discoveries in North America.
  The higher grade Core Zone in the deposit (indicated resources of 84.9 Mt at an average grade of 1.06 g/t gold and inferred resources of 68.8 Mt at an average grade of 0.99 g/t gold, based on a cut off grade of 0.70 g/t gold) forms the base for a starter pit component as other higher grade zones are developing in the SW, Sunshine and East Zones of the deposit.
  Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component, with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable for low cost open pit mining that could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south of the deposit.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major long-term exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatent movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604) 683-6332/Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.